UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Golub Capital BDC 4 LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 Park Avenue, 25th Floor

New York, New York 10166

Telephone number (including area code): (212) 750-6060

Name and address of agent for service of process:

David B. Golub

President and Chief Executive Officer

Golub Capital BDC 4 LLC

200 Park Avenue, 25th Floor

New York, New York 10166

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: March 31, 2022.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York in the State of New York on the 31st day of March, 2022.

Golub Capital BDC 4 LLC

Attest:	/s/ Christopher C. Ericson		By:	/s/ David B. Golub
	Name:	Christopher C. Ericson		Name:	David B. Golub
	Title:	Chief Financial Officer and Treasurer		Title:	President and Chief Executive Officer